07008165

SEC [illegible] MISSION
Washington, D.C. 20549

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SEC MAIL PROCESSING SECTION
RECEIVED
AUG 2 8 2007
WASH, D.C.
186

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 12525

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING July 1, 2006 (MM/DD/YY) AND ENDING June 30, 2007 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Alexander Investment Services, Co.

OFFICIAL USE ONLY

FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

~~Barkley Building, Suite 303, 12730 Shelbyville Road~~
April 28, 2011
(No. and Street)

Louisville	KY	40243-1599
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Gerald A. Wells (502) 459-4414

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Buetow, LeMastus & Dick PLLC

(Name – *if individual, state last, first, middle name*)

1510 PNC Plaza 500 West Jefferson St.	Louisville	KY	40202
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
SEP 07 2007
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Gerald A. Wells, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Alexander Investment Services, Co., as of June 30, 20 07, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

Secy / Treasurer

Title

Linda C. Sutherland

Notary Public

My commission expires: April 28, 2011

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

ALEXANDER INVESTMENT SERVICES, CO.

Financial Statements

June 30, 2007 and 2006

ALEXANDER INVESTMENT SERVICES, CO.

Table of Contents

	Page
Independent Auditors' Report	1
Statements of Financial Condition	2
Statements of Operations	3
Statements of Changes in Stockholders' Equity	4
Statements of Cash Flows	5
Notes to Financial Statements	6
Supplementary Information:	
Schedule 1 Computation of Net Capital for Brokers and Dealers Pursuant to Rule 15c3-1 of the Securities and Exchange Commission and Statement Regarding Liabilities Subordinated to General Creditors	12
Independent Auditors' Report on Internal Accounting Control Required by SEC Rule 17a-5	13

Buetow, LeMastus & Dick PLLC

Independent Auditors' Report

The Board of Directors
Alexander Investment Services, Co.:

We have audited the accompanying statements of financial condition of Alexander Investment Services, Co. (the Company) as of June 30, 2007 and 2006, and the related statements of operations, changes in stockholders' equity, and cash flows for the years then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Alexander Investment Services, Co. as of June 30, 2007 and 2006, and the results of its operations and its cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedule 1 is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Buetow, LeMastus & Dick PLLC

August 17, 2007

1510 PNC Plaza • 500 West Jefferson Street • Louisville, Kentucky 40202
502.568.6533 • Fax 502.568.6354

ALEXANDER INVESTMENT SERVICES, CO.

Statements of Financial Condition

June 30, 2007 and 2006

Assets		2007		2006
Cash and cash equivalents	$	45,280	$	33,675
Accounts receivable		5,272		7,234
Accrued commission		14,737		16,270
Deferred tax asset		2,179		-
Marketable securities		56,257		78,807
Furniture and office equipment, net		14,285		10,433
Security deposit		3,300		3,300
Other assets		11,307		11,166
Total assets	$	152,617	$	160,885
Liabilities and Stockholders' Equity				
Accounts payable	$	1,416	$	2,608
Deferred tax liability		-		3,559
Accrued expenses and other payables		21,960		23,644
Total liabilities		23,376		29,811
Stockholders' equity:				
Capital stock, common, no par value; Authorized 100,000 shares, 60,000 issued and 50,000 outstanding shares		1,000		1,000
Additional paid-in capital		68,882		68,882
Treasury stock at cost, 10,000 shares		(78,690)		(78,690)
Retained earnings		138,049		139,882
Total stockholders' equity		129,241		131,074
Total liabilities and stockholders' equity	$	152,617	$	160,885

The accompanying notes are an integral part of these financial statements.

ALEXANDER INVESTMENT SERVICES, CO.

Statements of Operations

For the Years Ended June 30, 2007 and 2006

	2007	2006
Revenues:		
Commission	$ 2,923,759	$ 2,527,199
Retirement plan fees	91,428	86,958
Interest and dividends	8,908	4,984
Gain on sale of marketable securities	28,793	-
Securities gains (losses), net	(13,049)	20,517
Total revenues	3,039,839	2,639,658
Expenses:		
Officers' compensation	2,115,998	1,788,593
Salaries, wages, and commissions	675,324	587,615
Payroll taxes	24,511	23,415
Insurance	32,860	27,379
Employee retirement plan	27,000	25,000
Advertising	-	65
Depreciation	6,081	5,966
Rent	46,945	46,945
Office supplies	42,957	37,000
Telephone	20,110	19,926
Other expenses	55,624	80,402
Total expenses	3,047,410	2,642,306
Net loss before income tax benefit	(7,571)	(2,648)
Income tax benefit	(5,738)	(4,395)
Net income (loss)	$ (1,833)	$ 1,747

The accompanying notes are an integral part of these financial statements.

ALEXANDER INVESTMENT SERVICES, CO.

Statements of Changes in Stockholders' Equity

For the Years Ended June 30, 2007 and 2006

	Common Stock				Additional					
	Shares		Amount		paid-in capital		Retained earnings		Treasury stock		Total
Balances at June 30, 2005	50,000	$	1,000	$	68,882	$	138,135	$	(78,690)	$	129,327
Net income	-		-		-		1,747		-		1,747
Balances at June 30, 2006	50,000		1,000		68,882		139,882		(78,690)		131,074
Net loss	-		-		-		(1,833)		-		(1,833)
Balances at June 30, 2007	50,000	$	1,000	$	68,882	$	138,049	$	(78,690)	$	129,241

The accompanying notes are an integral part of these financial statements.

ALEXANDER INVESTMENT SERVICES, CO.

Statements of Cash Flows

For the Years Ended June 30, 2007 and 2006

	2007	2006
Cash flows from operating activities:		
Net income (loss)	$ (1,833)	$ 1,747
Adjustments to reconcile net income to net cash provided (used) by operating activities:		
Depreciation	6,081	5,966
Securities (gain) loss	13,049	(20,517)
Gain on disposition of marketable securities	(28,793)	-
Loss on disposition of property and office equipment	-	566
Deferred income tax	(5,738)	(4,395)
(Increase) decrease in assets:		
Accounts receivable	1,962	8,917
Accrued commissions	1,533	3,319
Other current assets	(141)	241
Increase (decrease) in liabilities:		
Accounts payable	(1,192)	1,827
Accrued expenses and other payables	(1,684)	3,233
Net cash provided (used) by operating activities	(16,756)	904
Cash flows from investing activities:		
Additions to property and office equipment	(9,933)	(3,674)
Purchases of marketable securities	(10,000)	(30,000)
Proceeds from sale of marketable securities	48,294	-
Net cash provided (used) by investing activities	28,361	(33,674)
Net increase (decrease) in cash and cash equivalents	11,605	(32,770)
Cash and cash equivalents at beginning of year	33,675	66,445
Cash and cash equivalents at end of year	$ 45,280	$ 33,675

The accompanying notes are an integral part of these financial statements.

(1) Nature of Business

Alexander Investment Services, Co., (the Company) is a financial services firm providing investment services, retirement plan designs, financial advisory and management consulting services to individual and commercial clients primarily in Kentucky and Indiana. The Company is registered as a broker-dealer with the National Association of Securities Dealers (NASD).

(2) Summary of Significant Accounting Policies

(a) Basis of Accounting

The financial statements of the Company are prepared on the accrual basis of accounting whereby revenue and commissions are recognized when earned and expenditures are recognized when incurred.

(b) Cash and Cash Equivalents

For purposes of the statements of cash flows, the Company considers all highly liquid investments purchased with original maturities of three months or less to be cash equivalents.

(c) Marketable Securities

Marketable securities are carried at market value. Dividends on marketable securities are recognized in income when declared. Realized gains and losses are included in income. Realized gains and losses are determined on the basis of the actual costs of the securities sold.

(d) Property and Office Equipment

Property and office equipment are stated at cost less accumulated depreciation. Since 1999, an accelerated method has been used to calculate depreciation. Depreciation in prior years was computed by the straight-line method.

(Continued)

(2) Summary of Significant Accounting Policies (Continued)

(e) Use of Estimates and Concentration of Credit Risk

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

(3) Marketable Securities

Marketable securities include common stock and mutual funds that are publicly offered and valued on a securities exchange or independent publicly quoted market. At June 30, 2007 and 2006 the market value of those securities was $56,257 and $78,807, respectively.

(4) Fixed Assets

Fixed assets consist of the following:

	2007	2006
Furniture	$ 14,260	$ 14,260
Office equipment	129,277	119,344
	143,537	133,604
Less accumulated depreciation	129,252	123,171
	$ 14,285	$ 10,433

(Continued)

(5) Retirement Plans

The Company offers a Profit Sharing Plan for all eligible employees. The Company's expense of funding this plan was $27,000 and $25,000 for the years ended June 30, 2007 and 2006, respectively.

(6) Income Taxes

Income tax benefit attributable to net income before income taxes for the years ended June 30, 2007 and 2006 consists of:

	2007	2006
Current income tax provision:		
Federal	$ –	$ –
State	–	–
	–	–
Deferred income tax benefit:		
Federal	$ (4,095)	$ (3,140)
State	(1,643)	(1,255)
	(5,738)	(4,395)
Total income tax benefit	$ (5,738)	$ (4,395)

Income tax benefit attributable to earnings before income taxes differs from the amounts computed by applying the expected effective U.S. Federal income tax rate of 15% to earnings before income taxes as a result of the following:

	2007	2006
Tax benefit at expected statutory federal rate	$ (1,136)	$ (398)
Nondeductible expenses	444	349
Adjustment of prior estimates	(3,403)	(3,091)
State and local taxes	(1,643)	(1,255)
	$ (5,738)	$ (4,395)

(Continued)

(6) Income Taxes (Continued)

The tax effects of temporary differences that give rise to significant portions of the net deferred tax liability consists of the following as of June 30, 2007 and 2006:

	2007	2006
Deferred tax asset:		
NOL carryforward	$ 6,548	$ 4,758
Deferred tax liabilities:		
Adjustment to cash basis on income tax return	784	1,767
Depreciation	171	396
Unrealized appreciation	3,414	6,154
	4,369	8,317
Net deferred tax asset (liability)	$ 2,179	$ (3,559)

The Company has a tax net operating loss of $8,752 at June 30, 2007 expiring June 30, 2025 and June 30, 2026.

(7) Lease Commitments

The Company leases office space in Louisville, Kentucky under an operating lease agreement that expires July 31, 2007. The Company also leases office space in Harlan, Kentucky under a month-to-month lease. Rent expense was $46,945 for the years ended June 30, 2007 and 2006.

On July 31, 2007 the company extended their operating lease for office space in Louisville, Kentucky. The lease expires on July 31, 2010 and requires monthly payments of $3,300.

Future minimum lease payments under the operating lease at June 30 are as follows:

2008	$ 39,600
2009	39,600
2010	39,600
2011	3,300
	$ 122,100

(8) Net Capital Rule

As a registered broker-dealer, the Company is subject to the uniform net capital rule of the Securities and Exchange Commission and the NASD, which requires that the Company maintain minimum net capital, as defined, of $25,000 and that aggregate indebtedness as defined by the NASD, shall not exceed fifteen times net capital. The Company may declare dividends or acquire certain non-liquid assets only to the extent of net capital in excess of such requirements.

A computation as of June 30, 2007 and 2006 of the Company's aggregate indebtedness, as defined, and net capital under the uniform net capital rule is as follows:

	2007	2006
Aggregate indebtedness	$ 23,376	$ 29,811
Net capital:		
Stockholders' equity	$ 129,241	$ 131,074
Nonallowable assets:		
Furniture and office equipment, net	(14,285)	(10,433)
Accounts receivable	(5,272)	(7,234)
Other assets	(16,786)	(14,466)
Net capital	92,898	98,941
Haircuts on securities:		
Money market funds	(32)	(16)
Other securities	(8,439)	(11,821)
Undue concentration	-	(5,250)
Net capital	$ 84,427	$ 81,854
Ratio of aggregate indebtedness to net capital	.2769	.3642

In addition, there are no liabilities subordinated to general creditors as of June 30, 2007 or 2006.

(9) Concentrations

Approximately 80% of the Company's total commissions is generated from one securities provider. Should the Company or the securities provider seek to terminate their relationship, the Company represents that other providers are readily available to provide the necessary services.

The Company maintains its cash at various financial institutions. The balance, at times, may exceed federally insured limits.

(10) Subsequent Events

In July 2007, NASD consolidated with the member regulation, enforcement and arbitration operations of the New York Stock Exchange to form the Financial Industry Regulatory Authority (FINRA). FINRA will now conduct the regulatory oversight of the Company.

(11) FOCUS Report Reconciliation

There were no material differences between the accompanying financial statements and the financial statements filed by the Company on Securities and Exchange Commission Form X-17a-5 (FOCUS report) as of June 30, 2007 and 2006.

SCHEDULE 1

ALEXANDER INVESTMENT SERVICES, CO.

Computation of Net Capital for Brokers and Dealers
Pursuant to Rule 15c3-1 of the
Securities and Exchange Commission
and
Statement Regarding Liabilities Subordinated to General Creditors

As of June 30, 2007

As a registered broker-dealer, the Company is subject to the uniform net capital rule of the Securities and Exchange Commission and the NASD, which requires that the Company maintain minimum net capital, as defined, of $25,000 and that aggregate indebtedness as defined by the NASD, shall not exceed fifteen times net capital. The Company may declare dividends or acquire certain non-liquid assets only to the extent of net capital in excess of such requirements.

A computation as of June 30, 2007 of the Company's aggregate indebtedness, as defined, and net capital under the uniform net capital rule is as follows:

		2007
Aggregate indebtedness	$	23,376
Net capital:		
Stockholders' equity	$	129,241
Nonallowable assets:		
Furniture and equipment		(14,285)
Accounts receivable		(5,272)
Other assets		(16,786)
Net capital		92,898
Haircuts on securities:		
Money market funds		(32)
Other securities		(8,439)
Undue concentration		-
Net capital	$	84,427
Ratio of aggregate indebtedness to net capital		.28

In addition, there are no liabilities subordinated to general creditors as of June 30, 2007.

Buetow, LeMastus & Dick PLLC

Independent Auditors' Report on Internal
Accounting Control Required by SEC Rule 17a-5

The Board of Directors
Alexander Investment Services, Co.:

In planning and performing our audits of the financial statements and supplemental schedule of Alexander Investment Services, Co. (the Company) as of and for the year ended June 30, 2007, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purposes of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company. This study included tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by rule 17a-13
2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System
3. Obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customers as required by Rule 15c3-3

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

1510 PNC Plaza • 500 West Jefferson Street • Louisville, Kentucky 40202
502.568.6533 • Fax 502.568.6354

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate..

A *control deficiency* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A *significant deficiency* is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control.

A *material weakness* is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities and Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at June 30, 2007 to meet the SEC's objectives.

* * * * * * *

This report is intended solely for the information and use of the Board of Directors, management, the SEC, NASD Regulation, and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Bristow, LeMaster & Dick PLLC

August 17, 2007

Alexander Investment Services
Barkley Bldg., Ste. 303
12700 Shelbyville Rd
Louisville, Ky. 40243-1599

COMPUTATION OF NET CAPITAL

1.	Total ownership equity from Statement of Financial Condition		129,237 [3480]
2.	Deduct ownership equity not allowable for Net Capital		[3490]
3.	Total ownership equity qualified for Net Capital		129,237 [3500]
4.	Add:		
	A. **Liabilities subordinated to claims of general creditors allowable in computation of net capital**		0 [3520]
	B. **Other (deductions) or allowable credits (List)**		
	[3525A]	[3525B]	
	[3525C]	[3525D]	
	[3525E]	[3525F]	0 [3525]
5.	Total capital and allowable subordinated liabilities		129,237 [3530]
6.	Deductions and/or charges:		
	A. **Total nonallowable assets from Statement of Financial Condition (Notes B and C)**	36,338 [3540]	
	B. **Secured demand note deficiency**	[3590]	
	C. **Commodity futures contracts and spot commodities - proprietary capital charges**	[3600]	
	D. **Other deductions and/or charges**	[3610]	-36,338 [3620]
7.	Other additions and/or credits (List)		
	[3630A]	[3630B]	
	[3630C]	[3630D]	
	[3630E]	[3630F]	0 [3630]
8.	Net capital before haircuts on securities positions		92,899 [3640]
9.	Haircuts on securities (computed, where applicable, pursuant to 15c3-1(f)):		
	A. **Contractual securities commitments**	[3660]	
	B. **Subordinated securities borrowings**	[3670]	
	C. **Trading and investment securities:**		
	1. **Exempted securities**	[3735]	

2.	Debt securities	[3733]	
3.	Options	[3730]	
4.	Other securities	8,439 [3734]	
D.	Undue Concentration	[3650]	
E.	Other (List)		
	Money Mkt. fund [3736A]	32 [3736B]	
	[3736C]	[3736D]	
	[3736E]	[3736F]	
		32 [3736]	-8,471 [3740]
10.	Net Capital		84,428 [3750]

COMPUTATION OF BASIC NET CAPITAL REQUIREMENT

Part A

11.	Minimum net capital required (6-2/3% of line 19)	1,558 [3756]
12.	Minimum dollar net capital requirement of reporting broker or dealer and minimum net capital requirement of subsidiaries computed in accordance with Note(A)	25,000 [3758]
13.	Net capital requirement (greater of line 11 or 12)	25,000 [3760]
14.	Excess net capital (line 10 less 13)	59,428 [3770]
15.	Excess net capital at 1000% (line 10 less 10% of line 19)	82,090 [3780]

COMPUTATION OF AGGREGATE INDEBTEDNESS

16.	Total A.I. liabilities from Statement of Financial Condition		23,376 [3790]
17.	Add:		
A.	Drafts for immediate credit	[3800]	
B.	Market value of securities borrowed for which no equivalent value is paid or credited	[3810]	
C.	Other unrecorded amounts (List)		
	[3820A]	[3820B]	
	[3820C]	[3820D]	
	[3820E]	[3820F]	

	0 [3820]	0 [3830]
19. Total aggregate indebtedness		23,376 [3840]
20. Percentage of aggregate indebtedness to net capital (line 19 / line 10)		% 28 [3850]

OTHER RATIOS

21. Percentage of debt to debt-equity total computed in accordance with Rule 15c3-1(d)	% 0 [3860]

END